UNDERWRITING AGREEMENT

Schedule A

Fund Name	Adviser	Sub-Adviser
Arrow Alternative Solutions Fund	Arrow Investment Advisors, LLC	N/A
Arrow Commodity Strategy Fund	Arrow Investment Advisors, LLC	N/A
Arrow DWA Balanced Fund	Arrow Investment Advisors, LLC	Dorsey, Wright & Associates, Inc.
Arrow DWA Tactical Fund	Arrow Investment Advisors, LLC	Dorsey, Wright & Associates, Inc.
Arrow Managed Futures Strategy Fund	Arrow Investment Advisors, LLC	N/A
Arrow Risk Premia Fund	Arrow Investment Advisors, LLC	N/A